

Mail Stop 3561

November 25, 2008

Gerald C. Rittenberg
Chief Executive Officer
Amscan Holdings, Inc.
80 Grasslands Road
Elmosford, NY 10523

Re: Amscan Holdings, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2007
         Filed March 31, 2008
         Forms 10-Q/A1 for the Fiscal Quarters Ended
         March 31, 2008 and June 30, 2008
         Form NT 10-Q Filed November 17, 2008
         Supplemental Response #2 dated October 9, 2008
         File No. 333-14107

Dear Mr. Rittenberg:

        We have reviewed your response letter dated October 9, 2008 and have the
following additional comments. Where indicated, we think you should revise your
document in response to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please be
as detailed as necessary in your explanation. In some of our comments, we may ask you to
provide us with information so we may better understand your disclosure. After reviewing
this information, we may raise additional comments.

        We look forward to working with you in these respects. We welcome any
questions you may have about our comments or any other aspect of our review. Feel free
to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Forms 10-Q/A for the periods ended March 31, 2008 and June 30, 2008,

Exhibits 31.1, 31.2 and 32

1. We note that you have not filed in the amended filings the certifications of your principal executive officer and principal financial officer under Item 601(b)(31) and (32) of Regulation S-K. Please file an amendment to your Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008, to provide the certifications.

Form NT 10-Q Filed November 17, 2008

2. We note that you have not filed your Form 10-Q for the quarter ended September 30, 2008. Please tell us when you intend to file the Form 10-Q as the five business day extension period has lapsed and the filing is now overdue.

3. We note that that your independent public accountants, Ernst & Young, LLP, raised a question about the accounting treatment of employee stock options. Please describe to us the nature of their question and the impact the resolution of their question had on your financial statements and internal control over financial reporting.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or Ryan Milne, Accounting Branch Chief at (202) 551-3688 or me at (202) 551-3871 if you have questions regarding these comments.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Mr. Thomas J. Reinebach, VP-Finance
      Via fax: (914) 784-8851